UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31629 / May 20, 2015

In the Matter of	:
	:
NORTH AMERICAN GOVERNMENT BOND FUND, INC.	:
c/o ALPS Fund Services, Inc.	:
1290 Broadway, Ste. 1100	:
Denver, CO 80203	:
	:
(811-7292)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

North American Government Bond Fund, Inc. filed an application on April 7, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31630 / May 20, 2015

In the Matter of	:
	:
MANAGED MUNICIPAL FUND, INC.	:
ALPS Fund Services, Inc.	:
1290 Broadway, Ste. 1100	:
Denver, CO 80203	:
	: :
(811-6023)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Managed Municipal Fund, Inc. filed an application on April 7, 2015, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31632 / May 20, 2015

In the Matter of	:
	:
EXCHANGE LISTED FUNDS TRUST	:
2545 S. Kelly Ave., Ste,. C	:
Edmond, OK 73103	:
	:
(811-23026)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Exchange Listed Funds Trust filed an application on March 13, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31634 / May 20, 2015

In the Matter of	:
	:
SOUND POINT FLOATING RATE INCOME FUND	:
375 Park Ave., 25th Floor	:
New York, NY 10152	:
	:
(811-22768)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Sound Point Floating Rate Income Fund filed an application on February 18, 2015, and an amendment on April 7, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31635 / May 20, 2015

In the Matter of	:
	:
GLOBAL EQUITY LONG/SHORT MASTER FUND	:
301 West Barbee Chapel Rd., Ste. 200	:
Chapel Hill, NC 27517	:
	:
(811-22459)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Global Equity Long/Short Master Fund filed an application on December 10, 2014, and an
amendment on April 2, 2015, requesting an order under section 8(f) of the Act declaring that it
has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31636 / May 20, 2015

In the Matter of	:
	:
WEXFORD TRUST	:
5000 Stonewood Dr., Ste. 300	:
Wexford, PA 15090-8388	:
	:
(811-5469)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Wexford Trust filed an application on April 7, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31638 / May 20, 2015

In the Matter of	:
	:
AMERICAN STRATEGIC INCOME PORTFOLIO INC.	:
800 Nicollet Mall, BC-MN-H04N	:
Minneapolis, MN 55402	:
	:
(811-6404)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

American Strategic Income Portfolio Inc. filed an application on December 22, 2014, and an amendment on March 20, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31640 / May 20, 2015

In the Matter of	:
	:
AMERICAN STRATEGIC INCOME PORTFOLIO INC. II	:
800 Nicollet Mall, BC-MN-H04N	:
Minneapolis, MN 55402	:
	:
(811-6640)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

American Strategic Income Portfolio Inc. II filed an application on December 22, 2014, and an amendment on March 20, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31641 / May 20, 2015

In the Matter of	:
	:
HATTERAS GPEP FUND II, LLC	:
6601 Six Forks Rd., Ste. 340	:
Raleigh, NC 27615	:
	:
(811-22594)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Hatteras GPEP Fund II, LLC filed an application on January 9, 2015, and an amendment on
April 9, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be
an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31616 / May 20, 2015

In the Matter of	:
	:
EATON VANCE STRUCTURED EMERGING MARKETS	:
PREMIUM INCOME TRUST	:
Two International Place	:
Boston, MA 02110	:
	:
(811-22536)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Eaton Vance Structured Emerging Markets Premium Income Trust filed an application on March 26, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31617 / May 20, 2015

In the Matter of	:
	:
EATON VANCE INFLATION-LINKED	:
INCOME CREDIT TRUST	:
Two International Place	:
Boston, MA 02110	:
	:
(811-22567)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Eaton Vance Inflation-Linked Income Credit Trust filed an application on March 26, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31618 / May 20, 2015

In the Matter of	:
	:
HELIOS HIGH INCOME FUND, INC.	:
Brookfield Place	:
250 Vesey St.	:
New York, NY 10281-1023	:
	:
(811-21332)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Helios High Income Fund, Inc. filed an application on December 24, 2014, and an amendment on
March 17, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31619 / May 20, 2015

In the Matter of	:
	:
HELIOS STRATEGIC INCOME FUND, INC.	:
Brookfield Place	:
250 Vesey St.	:
New York, NY 10281-1023	:
	:
(811-21487)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Helios Strategic Income Fund, Inc. filed an application on December 24, 2014, and an
amendment on March 17, 2015, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31620 / May 20, 2015

In the Matter of	:
	:
HELIOS ADVANTAGE INCOME FUND, INC.	:
Brookfield Place	:
250 Vesey St.	:
New York, NY 10281-1023	:
	:
(811-21631)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Helios Advantage Income Fund, Inc. filed an application on December 24, 2014, and an
amendment on March 17, 2015, requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31624 / May 20, 2015

In the Matter of	:
	:
HELIOS MULTI-SECTOR HIGH INCOME FUND, INC.	:
Brookfield Place	:
250 Vesey St.	:
New York, NY 10281-1023	:
	:
(811-21833)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Helios Multi-Sector High Income Fund, Inc. filed an application on December 24, 2014, and an amendment on March 17, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31626 / May 20, 2015

In the Matter of	:
	:
PUTNAM CAPITAL APPRECIATION FUND	:
One Post Office Sq.	:
Boston, MA 02109	:
	:
(811-7061)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Putnam Capital Appreciation Fund filed an application on April 15, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31627 / May 20, 2015

In the Matter of	:
	:
PUTNAM CLASSIC EQUITY FUND	:
One Post Office Sq.	:
Boston, MA 02109	:
	:
(811-7223)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Putnam Classic Equity Fund filed an application on April 15, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31628 / May 20, 2015

In the Matter of	:
	:
PUTNAM DISCOVERY GROWTH FUND	:
One Post Office Sq.	:
Boston, MA 02109	:
	:
(811-6203)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Putnam Discovery Growth Fund filed an application on April 15, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31631 / May 20, 2015

In the Matter of	:
	:
PUTNAM OTC EMERGING GROWTH FUND	:
One Post Office Sq.	:
Boston, MA 02109	:
	:
(811-3512)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Putnam OTC Emerging Growth Fund filed an application on April 15, 2015, requesting an order
under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Robert W. Errett
                                        Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31633 / May 20, 2015

In the Matter of	:
	:
PUTNAM TAX-FREE HEALTH CARE FUND	:
One Post Office Sq.	:
Boston, MA 02109	:
	:
(811-6659)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Putnam Tax-Free Health Care Fund filed an application on April 13, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31637 / May 20, 2015

_____

In the Matter of	:
	:
MARTIN CURRIE BUSINESS TRUST	:
Saltire Court	:
20 Castle Terrace	:
Edinburgh, Scotland EH1 2ES	:
	:
(811-8612)	:
_____	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Martin Currie Business Trust filed an application on March 24, 2015, and an amendment on
April 23, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be
an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31578). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31639 / May 20, 2015

In the Matter of	:
	:
SECURITY EQUITY FUND	:
805 King Farm Blvd., Ste. 600	:
Rockville, MD 20850	:
	:
(811-22932)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Security Equity Fund filed an application on February 19, 2015, and an amendment on April 23, 2015, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 24, 2015, a notice of filing of the application was issued (Investment Company Act Release No. 31578). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Robert W. Errett
                                        Deputy Secretary